August 5, 2024

Division of Corporation Finance

Office of Real Estate & Constructions

Attn: Ronald E. Alper

Re:	Auor Capital Fund V LLC

Request For Qualification

CIK No. 0002017115

File No. 024-12462

Dear Mr. Alper,

On behalf of Auor Capital Fund V LLC, (the “Company”), I hereby revoke the request for qualification submitted on August 1, 2024, and further request qualification of the above-referenced offering at 4:00 p.m., Eastern Time, on Tuesday, August 6th, 2024 or as soon thereafter as is practicable.

In connection with this request, at least one state (Minnesota in particular) is prepared to qualify/register this offering by coordination, effective simultaneously with qualification by the SEC. As previously noted, there are no compensation arrangements required to be cleared by FINRA.

We appreciate your prompt attention to this matter. Please do not hesitate to reach out directly should you require anything further.

Sincerely,

/s/ Jeremy E. Warring

Attorney

direct: 612.672.3657	email: jwarring@messerlikramer.com	fax: 612.672.3777

1400 Fifth Street Towers 100 South Fifth Street Minneapolis, MN 55402		messerlkramer.com